# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UFP Industries Inc, CIK 0000912767
CUSIP: 90278Q108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2801 East Beltline, N.E., Grand Rapids, Michigan (MI), 49525
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-24-002765
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 2,663,731; shared voting power 723,745; sole dispositive power 3,022,992; shared dispositive power 723,745; aggregate amount beneficially owned 3,746,737 (6.16% of the class)

## Item 1. Issuer
Name of issuer: UFP Industries Inc
Address of issuer's principal executive offices: 2801 East Beltline, N.E., Grand Rapids, MI 49525

## Item 2. Person Filing
Name of person filing: Kayne Anderson Rudnick Investment Management, LLC
Address of principal business office or, if none, residence: 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067
Citizenship: A California Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3746737
Percent of class: 6.16
Sole power to vote or to direct the vote: 2663731
Shared power to vote or to direct the vote: 723745
Sole power to dispose or to direct the disposition: 3022992
Shared power to dispose or to direct the disposition: 723745

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/ Michael Shoemaker, Michael Shoemaker, Chief Compliance Officer (05/14/2025)